Exhibit 99

Letter of former accountants, Harper & Pearson Company P.C.

August 31, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Regarding American Enterprise Development Corporation

Dear Sirs/Madam:

We  have read the disclosures contained in the Issuer’s Form 8-K (Item 4.01) dated August 31, 2006, to be filed with the United States Securities and Exchange Commission and are in agreement with the statements contained therein solely with respect to our resignation as the Company’s independent registered public accounting firm and other matters specifically relating to our Firm. We have no basis to agree or disagree with other statements of the Issuer contained therein.

Sincerely,

/s/ Harper & Pearson Company, P.C.